February 25, 2011
Mr. Michael R. Clampitt
Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	Popular, Inc. (File No. 001-34084) Letter dated February 23, 2011
Dear Mr. Clampitt:
We make reference to your letter of February 23, 2011. This is to confirm our conversation with Lindsay A. McCord on February 23, 2011 in which our request for an extension until March 31, 2011 to respond to the letter was granted. We also agreed that any additional disclosures required would be included in our response to the letter and in our Form 10-Q for the quarter ended March 31, 2011.
Please do not hesitate to contact the undersigned at 787-763-3258 if you have any comments or questions.

Very truly yours,

/s/ Ileana González
Ileana González
Senior Vice President and Corporate Comptroller

c:	Lindsay A. McCord John A. Spitz Jonathan E. Gottlieb Richard L. Carrión Jorge A. Junquera Ignacio Alvarez Zataraín